JOINT NEWS RELEASE

ALTIMA RESOURCES LTD. TSX-V Symbol: ARH Suite 303, 595 Howe Street Vancouver, BC V6C 2T5 Telephone: (604) 718-2800 Fax (604) 718-2808	UNBRIDLED ENERGY CORPORATION TSX-V Symbol: UNE Suite 301, 2100 Georgetown Drive Sewickley, PA 15143 Telephone: (724) 934 2340 Fax (724) 934 2355

Altima Resources Ltd. and Unbridled Energy Corporation

Announce Approval by the Shareholders of Unbridled Energy Corporation

of the Arrangement Transaction with Altima Resources Ltd.

February 5, 2010 - Vancouver, British Columbia – Altima Resources Ltd. ("Altima") and Unbridled Energy Corporation ("Unbridled") (Altima and Unbridled are collectively referred to as the "Companies") announce that the shareholders of Unbridled approved of the plan of arrangement (the “Arrangement”) between the Companies at a Special Meeting of the shareholders of Unbridled held earlier today.  The resolution approving the Arrangement was approved by 99.89% of the votes cast at the meeting.  Under the Arrangement, each one common share of Unbridled will be exchanged for one common share of Altima.  Further details concerning the Arrangement can be found in the Information Circular of Unbridled dated December 29, 2009 filed on SEDAR and available at www.sedar.com.

The completion of the Arrangement is subject to receipt of final court approval and final acceptance by the TSX Venture Exchange.  Assuming receipt of court approval is obtained, and that all other conditions to the completion of the Arrangement are satisfied or waived, including the final acceptance of the TSX Venture Exchange, the Arrangement is expected to become effective on or about February 10, 2010.

ON BEHALF OF THE COMPANIES

Altima Resources Ltd. “Richard W. Switzer” Richard W. Switzer, President Email: pubco@altimaresources.com	Unbridled Energy Corporation “J. Michael Scureman” J. Michael Scureman, Chief Executive Officer Email: mikes@unbridledenergy.com

This release includes certain statements that may be deemed to be "forward-looking statements".  All statements in this release, other than statements of historical facts, that address events or developments that management of Unbridled and Altima expect, are forward-looking statements, including statements anticipating the final implementation of the above-described Arrangement.  Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements.  Unbridled and Altima undertake no obligation to update these forward-looking statements if managements' beliefs, estimates or opinions, or other factors, should change.  Factors that could cause actual results to differ materially from those in forward-looking statements, include an inability to secure final approvals from the BC Supreme Court and the TSX Venture Exchange.  Readers are urged to carefully review the public filings of Unbridled and Altima at www.sedar.com for further information, including the disclosure on the risks and uncertainties associated with Unbridled’s and Altima’s business set out in the Management Information Circular of Unbridled dated December 29, 2009.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.